FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2009
Commission File Number: 333-159251
IESI-BFC LTD.
(formerly BFI Canada Ltd.)
(Translation of registrant’s name into English)
135 Queen’s Plate Road, Suite 300
Toronto, Ontario, Canada
M9W 6V1
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST
SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

EXHIBIT LIST

Exhibit	Description
99.1	Agreement and Plan of Merger, dated November 11, 2009, by and among IESI-BFC Ltd., IESI-BFC Merger Sub, Inc. and Waste Services, Inc.
99.2	Voting Agreement, dated November 11, 2009, between IESI-BFC Ltd. and Westbury (Bermuda) Ltd.
99.3	Voting Agreement, dated November 11, 2009, by and among IESI-BFC Ltd., Gary W. DeGroote and GWD Management, Inc.
99.4	Voting Agreement, dated November 11, 2009, by and among IESI-BFC Ltd., Kelso Investment Associates VI, L.P. and KEP VI, LLC.
99.5	Material Change Report dated November 16, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IESI-BFC Ltd.
Date: November 16, 2009	By:	/s/ William Chyfetz
		Name:	William Chyfetz
		Title:	Vice President, General Counsel and Secretary